SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding





PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 -      Notification of Interests of Directors and Connected Persons

Holders in Prudential plc


No of Reports in announcement:

 1. Name of director:

    JW Bloomer, PAJ Broadley, MGA McLintock, M Norbom, GM Wood, C Manning

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    N/A


 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    BWCI Trust Company Limited


 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    Employee Benefit Trust


 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    Each of the executive directors of the Company named above technically became interested on 29 December 2004 in 811,580 ordinary shares of 5p each in the Company, by virtue of the Prudential plc Employee Share Trust purchasing such shares and the executive directors named above being potential beneficiaries under the Trust. The trust is a discretionary trust in which each of the executive directors is, together with other employees of the Group, a beneficiary and each of the executive directors is therefore treated as having an interest in all of the shares in the trust.


 6. Number of shares/amount of stock acquired:

    811,580


 7. Percentage of issued class:

    Less than 0.04%


 8. Number of shares/amount of stock disposed:

    N/A


 9. Percentage of issued class:

    N/A


10. Class of security:

    Shares of 5p each


11. Price per share:

    449.9946p


12. Date of transaction:

    29th December 2004


13. Date company informed:

    29th December 2004


14. Total holding following this transaction:

    5,412,900


15. Total percentage holding of issued class following this notification:

    Less than 0.3%



    If a director has been granted options by the company, please complete the following fields:


16. Date of grant:

    N/A


17. Period during which or date on which exercisable:

    N/A


18. Total amount paid (if any) for grant of the option:

    N/A


19. Description of shares or debentures involved: class, number:

    N/A


20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A


21. Total number of shares or debentures over which options held following this notification:


        N/A


Additional information:


                              -ENDS-

Contact name for Enquiries

Penny Follows

020 7548 3821

Company official responsible for making notification

Robert Walker, Deputy Group Secretary

020 7548 3848

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 30, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price
                                              Deputy Group Secretary